UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-38876

ATIF HOLDINGS LIMITED

Room 2803,

Dachong Business Centre, Dachong 1st Road,

Nanshan District, Shenzhen, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers.

On August 4, 2021, the Board of Directors (the “Board”) of ATIF Holdings Limited (the “Company”) received the resignations from the following individuals, all effective as of August 9, 2021:

-	Mr. PiShan Chi as a director and chief executive officer of the Company;
-	Ms. Fang Cheng as chief financial officer of the Company; and
-	Mr. Longdley Zephirin as an independent director of the Company.

The employment agreement with Mr. PiShan Chi and Ms. Fang Cheng were terminated on August 9, 2021. The resignations from Mr. Chi, Ms. Cheng and Mr. Zephirin do not involve any disagreements with the Company.

On August 4, 2021, the Board appointed Mr. Jun Liu, our current president, chairman, and director, as chief executive officer of the Company, effective as of August 9, 2021. In connection with Mr. Liu’s change in appointment, the Company and Mr. Liu entered into an amendment to Mr. Liu’s employment agreement dated June 9, 2019, to include his position as the chief executive officer. There is no change in Mr. Liu’s compensation in connection with his appointment as president and chairman of the Board.

In addition, on August 4, 2021, the Board appointed Ms. Yue Ming, as a director and the chief financial officer of the Company. In connection with her appointment as the chief financial officer, Ms. Ming entered into an employment agreement, dated August 9, 2021, for a term of three (3) years, and provides for an annual salary of US$25,200.00 (RMB 163,200.00) which is subject to annual review and adjustment by the Company or the compensation committee of the Company’s Board. In addition, to the extent that the Company adopts and maintains a share incentive plan, Ms. Ming will be eligible to participate in such plan. Ms. Ming is also eligible for participation in any standard employee benefit plan of the Company that currently exists or may be adopted by the Company in the future

Ms. Yue Ming, age 34, has more than 10 years of corporate finance and accounting experience. She has served as our accountant since August 1, 2018. Prior to joining the Company, she was employed by Asia Equity Exchange Group, Inc. and acted as financial manager from December 1, 2014 to July 31, 2018. From April 12, 2010 to November 30, 2014, she was employed by an international trading company, Shenzhen Yamuna Science and Technology Co., Ltd., as its financial manager. Ms. Ming started her accounting career at Shenzhen Huitian Accounting Firm on July 1, 2009 after she graduated from Central China Normal University where she majored in international trade.

Except as disclosed in this Report, there are no arrangements or understandings with any other person pursuant to which Ms. Ming was appointed as a director and chief financial officer of the Company. There are also no family relationships between Ms. Ming and any of the Company’s directors or executive officers. Except as disclosed in this Report, Ms. Ming has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

On August 4, 2021, the Board appointed Ms. Lei Yang as a member of the Board to fill the vacancy following the resignation of Mr. Zephirin. In addition, Ms. Yang was appointed as a member of the Company’s audit committee, nomination committee and compensation committee. Ms. Yang will serve as the chairperson of the compensation committee.

Ms Lei Yang, age 41, has 17 years working experience in several Fortune 500 companies, engaged in business analysis, internal audit, financial management, etc. She received her first master’s degree in Information Management from Nanjing University in 2004, and her second master’s degree in Accounting from Bentley University in 2010. Ms. Yang is an American Institute of Certified Public Accountants Certified and an economist.

The Board has determined that Ms. Yang satisfies the definition of “independent director” under Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended, and as defined by NASDAQ Rule 5605(a)(2).

In connection with Ms. Yang’s appointment, Ms. Yang will receive an annual director’s fee in the amount of $1,200.00 per month ($14,400.00 per year), plus reimbursement of expenses.

Except as disclosed in this Report, there are no arrangements or understandings with any other person pursuant to which Ms. Yang was appointed as director of the Company. There are also no family relationships between Ms. Yang and any of the Company’s directors or executive officers. Except as disclosed in this Report, Ms. Yang has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

A copy of the form of Employment Agreement for Ms. Ming is filed as Exhibit 10.3 to our F-1 registration statement filed with the Securities and Exchange Commission (“SEC”) on December 11, 2018 and incorporated herein by reference.

This Form 6-K, including all exhibits attached hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, as amended, filed with the Securities and Exchange Commission on June 12, 2020 (Registration file number 333-239131), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATIF Holdings Limited

	By:	/s/ Jun Liu
	Name: Title:	Jun Liu Chief Executive Officer
Dated: August 9, 2021

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